(212) 318-6906
michaelzuppone@paulhastings.com

May 12, 2006	58278.00002
VIA EDGAR AND BY COURIER
Ms. Jennifer Gowetski
Mr. Michael McTiernan
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Crystal River Capital, Inc. Registration Statement on Form S-11 (333-130256) Registration Statement on Form S-11 (333-130257)
Ladies and Gentlemen:
On behalf of Crystal River Capital, Inc., a Maryland corporation (“Crystal River”), we are submitting three copies of Crystal River’s response to the Staff’s comments conveyed in its comment letter, dated March 15, 2006 (the “Comment Letter”).
This letter is submitted along with three copies of Amendment No. 2 to Crystal River’s Registration Statement on Form S-11 (File No. 333-130256) relating to the primary offering by Crystal River of up to $287,500,000 of its Common Stock, par value $0.001 per share (the “Primary Form S-11”). All three copies of Amendment No. 2 to the Primary Form S-11 (the “Amendment”) have been marked to show changes from Amendment No. 1 to the Primary Form S-11 as filed with the Securities and Exchange Commission (the “Commission”) on March 1, 2006. The Amendment was transmitted for filing with the Commission via EDGAR on the date hereof.
In addition to changes that were made to be responsive to the Staff’s comments, we have revised the disclosure contained in the Amendment to, among other things, include Crystal River’s audited December 31, 2005 financial statements, update the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to include a discussion of Crystal River’s financial results and liquidity as of and for the year ended December 31, 2005, elaborate on the

Securities and Exchange Commission
May 12, 2006

relationship between Crystal River and its two sub-advisors, delete several erroneous references to the identity of a holder of approximately 4.5% of our outstanding shares of Crystal River common stock, and clarify certain disclosure regarding the vesting of certain restricted stock and options to purchase common stock issued under Crystal River’s long term incentive plan.
If you have any questions, or it would expedite your review in any way, please do not hesitate to contact the undersigned at (212) 318-6906 or my colleague, Jon Tyras, at (212) 318-6662.
Sincerely,
/s/ Michael L. Zuppone
Michael L. Zuppone
of PAUL, HASTINGS, JANOFSKY & WALKER LLP
Enclosures

cc:	Clifford E. Lai Daniel S. Kim Michael R. Rosella Jon C. Tyras

Crystal River Capital, Inc.
Registration Statements on Form S-11
Memorandum of Crystal River Capital, Inc.’s Responses to
Comments of the Staff of the Commission Conveyed in a Letter Dated March 15, 2006
The Staff’s comments are reproduced in their entirety below, and the responses thereto are set forth in bold after each comment.
General
Comment 1. We note your response to comment no. 2. Since you have not specified uses for a significant portion of the offering proceeds, we continue to believe that your offering constitutes a “blind-pool” offering. Accordingly, as applicable, please provide the disclosures required by Industry Guide 5. For example, please include:
•	cover page summary risk factors;

•	a summary risk factor relating to the offering not identifying specific uses of proceeds;

•	prior performance tables or an analysis as to why you do not believe such information would be relevant to an investor; and

•	a description of any contingent liabilities of the manager or its affiliates with respect to prior programs.
While Crystal River does not agree with the conclusion that its initial public offering constitutes a “blind pool” offering, Crystal River has provided the disclosures set forth in the first two bullet points above. See the cover page of the prospectus and pages 4 and 20-21 of the Amendment, respectively.
Item 8 of Industry Guide 5 requires a real estate limited partnership to disclose a “narrative summary of the ‘track record’ or prior performance of programs sponsored by the General Partner and its affiliates (‘sponsors’).” As noted throughout the prospectus (see, e.g., pages 9, 19, and 91-92 of the Amendment), Crystal River’s manager has no prior operating history and was established solely for the purpose of advising Crystal River. Crystal River’s manager utilizes the resources of Hyperion Brookfield, its sole stockholder, in providing such services to Crystal River. Crystal River has provided the track record of Hyperion Brookfield for the portions of Hyperion Brookfield’s investment strategies that overlap with Crystal River’s investment strategy. See pages 11 and 110-112 of the Amendment.
Item 9 of Industry Guide 5 requires a real estate limited partnership to disclose “the amount of, and reason for, any contingent liabilities of the General Partner and its affiliates with regard to prior programs now in existence.” As noted throughout the prospectus (see, e.g., pages 9, 19 and 91-92 of the Amendment), Crystal River’s manager has no prior operating history and was established solely for the purpose of advising Crystal River, and accordingly, has no contingent liabilities with regard to prior programs now in existence. In addition, Hyperion Brookfield, the sole stockholder of Crystal River’s manager, has carried out its investment management business through the management of individual client accounts as opposed to through the sponsorship of direct participation programs and therefore has no contingent liabilities arising from any such programs.
Comment 2. We note your response to comment no. 4, which has been referred to the Division of Investment Management for further review. We may have additional comments.
Comment 3. We note your response to comments no. 5 and no. 6. We further note that you believe the grants and re-grants should be viewed as offers or sales that were exempt from registration under Rule 701. Please note that Rule 701 is not available for affiliates of the issuer or for resales. Refer to Preliminary Note 4 to Rule 701. Please provide additional analysis as to the applicability of Rule 701 to the allocation of the shares by the manager. In addition, please confirm that the individuals identified in your response were the only individuals to receive allocations and that each such individual provides services to Crystal River Capital. Please also provide us the titles and responsibilities of these individuals.
Crystal River supplementally confirms that the individuals identified in the Prior Response Letter were the only individuals who were allocated option and restricted stock awards and that each such individual provides services to Crystal River. The names of those individuals and their responsibilities (for Hyperion Brookfield unless otherwise noted) as of the date of such allocation are as follows:

Lewis Ranieri	Chairman of Strategic Advisory Committee of Crystal River
Clifford Lai	President and Chief Executive Officer of Crystal River
John Dolan	Chief Investment Officer of Crystal River
John Feeney	Executive Vice President and Secretary of Crystal River
Gregory Bordner	Vice President, Quantitative Analysis
Daniel Kim	General Counsel
Michelle Russell-Dowe	Portfolio Manager — Asset Backed Securities
G. Mark Brown	Chief Financial Officer of Crystal River[1]
Patricia Botta	Portfolio Manager — Short-term investments
Julie Madnick	Portfolio Manager — CMBS
Allison Fielder	Asset Backed Securities Analyst
Yvonne Poon	Asset Backed Securities Analyst
Bond Griffin	Asset Backed Securities Analyst
Barry Sunshine	Chief Financial Officer of Crystal River
Anthony Breaks	Portfolio Manager — Real Estate and Alternative Assets
Bruce Robertson	Member of Strategic Advisory Committee
Rodman Drake	Member of Board of Directors of Crystal River
Leo Walsh	Member of Board of Directors of Crystal River[2]

[1]	Mr. Brown was the interim Chief Financial Officer of Crystal River Capital, Inc. through August 2005.

[2]	Mr. Walsh died in April 2005.

Harald Hansen	Member of Board of Directors of Crystal River
Thomas Doodian	Chief Operating Officer
Martin Canavan	Vice President — Portfolio Administration
Qun Ju	Analyst — Quantitative Analysis
Ayinikkat Radhakrishnan	Analyst — Quantitative Analysis
Stacey Berkman	Marketing/Client Service
Crystal River has reviewed Preliminary Note 4 to Rule 701 and continues to believe that the manager’s role in allocating and transferring the options and restricted stock awards to the ultimate recipients in accordance with the intentions of Crystal River’s board of directors remains, in substance, an integral step in the grant of such equity awards by the issuer to the ultimate recipients that was effected in compensatory circumstances as required by Rule 701. Crystal River does not believe that the step undertaken by the manager to transfer the awards is properly viewed as separate reoffers and resales by the manager. Rather, the awards were granted specifically in contemplation of their transfer by the manager and by design, there was no expectation or intention that the manager would hold or own these securities so as to have the transfers be treated as separate reoffers and resales. The manager carried out the intentions of the board in facilitating the transfer of the equity awards to the ultimate recipients and did not obtain liquidity for itself in a resale transaction. See Neopost S.A., SEC No Action Letter (Feb. 14, 2001). From a legal and policy perspective, Crystal River believes that the awards were issued by Crystal River to the ultimate recipients in a coincidental pass-through grant entirely in compensatory circumstances consistent with the requirements of Rule 701.
Comment 4. We note your response to comment no. 8 and the revised disclosure on page 147. Please expand your disclosure to clarify, if true, that there are no limitations on any director, officer or affiliate with respect to (i) having a direct or indirect pecuniary interest in any investment to be acquired or disposed of by you or in any transaction to which you are a party or have an interest or (ii) engaging for their own account in business activities of the types conducted or to be conducted by you.
Crystal River has revised the referenced disclosure to indicate that there are no such limitations. See page 152 of the Amendment.
Prospectus Summary, page 1
Our Company, page 1
Comment 5. We note that, as of September 30, 2005, you had outstanding obligations under repurchase agreements totaling approximately $2.0 billion. Please expand your disclosure in your summary to state that you have no restrictions on the amount of leverage you may use.
Crystal River has expanded the referenced disclosure in the prospectus summary to state that it has no restriction on the amount of leverage that it may use. See pages 4 and 95 of the Amendment.

Our Manager, page 8
Comment 6. We note your response to comment no. 19. Please note that we were unable to locate the disclosure in the pages referenced that neither Crystal River nor Hyperion has any independent officers and what operating activities are conducted by Crystal River’s officers and directors, including the director’s approval rights with respect to Hyperion Crystal River’s activities. Please advise or revise.
Crystal River has revised the discussion of its manager to indicate that neither Crystal River nor Hyperion has any independent officers and to indicate what operating activities are conducted by Crystal River’s officers and directors, including the director’s approval rights with respect to Hyperion Crystal River’s activities. See pages 9 and 91-92 of the Amendment.
Hyperion Capital’s Historical Performance, page 10
Comment 7. We note your response to comment no. 23. Please advise us whether your subscription entitles you to access data and information already compiled by The Plan Sponsor Network or whether you engaged them to obtain the specific data and information on your behalf to be included in the prospectus. In addition, please advise us whether The Plan Sponsor Network merely compiles financial data and information or performs any subjective analysis with respect to this data.
Crystal River advises the Staff that Hyperion Capital’s subscription entitles Crystal River to access data and information already compiled by The Plan Sponsor Network. Crystal River further advises the Staff that The Plan Sponsor Network merely compiles financial data and information and it does not perform any subjective analysis with respect to this data.
Operating and Regulatory Structure, page 12
Comment 8. We note your response to comment no. 15. Our comment inadvertently referred to “qualified REIT subsidiary,” but was intended to refer to “taxable RElT subsidiary.” Please address the comment as revised.
Crystal River has implemented the Staff’s comment. See page 14 of the Amendment.
Resolution of Potential Conflicts of Interest in Allocation of Investment Opportunities, page 14
Comment 9. We note your response to comment no. 26 and the revised disclosure that Hyperion Capital allocates investments to eligible accounts, including Crystal River, based on current demand according to the market value of the account. Please expand your disclosure to define what you mean by “current demand” and “market value” of the account. In addition, please state how many other clients of Hyperion Capital have similar investment strategies to you and will directly compete with you for investments.
In response to comment 10 in the Staff’s comment letter, dated January 6, 2006 (the “Initial Comment Letter”), Crystal River deleted the discussion in the subsection titled “Resolution of Potential Conflicts of Interest in Allocation of Investment Opportunities” that was contained on pages 14-15 of the Primary Form S-11.
Crystal River has expanded its disclosure in the discussion titled “Resolution of Potential Conflicts of Interest in Allocation of Investment Opportunities” to indicate that an account’s “market value” is equal to the amount of available cash that, consistent with such account’s investment parameters (dictated by the owner of such account), may be invested in a proposed investment. An account has “current demand” if its “market value” is greater than $0. To the extent that a proposed investment may be allocated to multiple managed accounts, Hyperion Brookfield will allocate such investment ratably among accounts with “current demand” for that type of investment. If such investment may not be allocated to multiple managed accounts, it is given to one of the several managed accounts with current demand on a rotational basis, giving no preference to any account’s market value. As of December 31, 2005, Hyperion Brookfield managed 17 client accounts that had investment strategies that overlapped Crystal River’s investment strategy. See pages 150-151 of the Amendment.
Distribution Policy, page 16
Comment 10. We note your response to comments no. 29 and no. 48. Please confirm that “working capital” does not include the offering proceeds of your private placement and that the source of the distributions was cash flow from operations.
Crystal River has revised the discussion of its distribution policy to confirm that “working capital” does not include the proceeds from the March 2005 private offering and that the source of its distributions in 2005 was cash flow from operations. See pages 13, 57-58 and 83 of the Amendment.
Risk Factors, page 18
Risks Related to Our Business and Investment Strategy, page 18
Hyperion Crystal River manages our portfolio pursuant to very broad..., page 19
Comment 11. We note your response to comment no. 35 and the revised disclosure that your directors periodically review your investment guidelines and your investment portfolio, other than any investments involving your affiliates or your subadvisor’s affiliates, which they are required to review. Please expand your disclosure to clarify whether your directors review and approve these investments with affiliates prior to your making such investments.
Crystal River has expanded the disclosure in the captioned risk factor to indicate that its directors review and approve such investments with affiliates prior to Crystal River making such investments. See pages 21 and 150-151 of the Amendment.

We may compete with existing and future investment vehicles..., page 22
Comment 12. We note your response to comment no. 37 and the revised disclosure. Please expand your disclosure to identify the one investment vehicle sponsored by Brookfield and the one investment vehicle managed by Hyperion Capital that have a similar investment focus to you.
Crystal River has expanded its disclosure to identify that Brookfield sponsors Brascan Real Estate Fund and that Hyperion Brookfield (f/k/a Hyperion Capital) manages Brascan Adjustable Rate Trust, each of which has a similar investment focus to Crystal River. See pages 23-24 of the Amendment.
Risks Related to Our Investments, page 32
We may not be able to identify satisfactory alternative investments..., page 33
Comment 13. We note your response to comment no. 44 and the revised disclosure. Please expand your disclosure to quantify the aggregate portion of your assets in RMBS investments, including non-agency RMBS.
Crystal River has expanded its disclosure to quantify the aggregate portion of its assets in RMBS investments, including non-agency RMBS. See page 33 of the Amendment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 63
Critical Accounting Policies
Investment Consolidation, page 66
Comment 14. We read your response to comment 53. Please further explain to us the provisions in your transaction documents that provide additional discretion to the servicer and/or special servicer. In this regard, please list each provision and provide an example of how each of these provisions would be applied in practice.
As discussed in Crystal River’s initial response to the Staff, Variable Interest Entities that qualify as QSPEs, as defined in paragraph 35 of SFAS 140, are specifically exempted from applying the consolidation guidance in FIN 46(R) (as long as the variable interest holder cannot unilaterally dissolve the trust). Therefore, Crystal River evaluated the entities that issued junior tranche securities that it holds for compliance with paragraph 35(b) to ensure that it could properly apply the exemption. In connection with this evaluation, Crystal River identified certain provisions in the related legal documents which raised questions whether the permitted activities of the various trusts’ servicers (including special servicers) meet the criteria to be considered significantly limited and entirely specified in the legal documents.
Set forth below is a description of each significant provision identified in the trusts’ legal documents concerning the powers and other decision-making authority to the servicers that Crystal River believes could be viewed to be inconsistent with the restrictive criteria for a

QSPE, depending on how they are interpreted. Crystal River compared the significant provisions identified below against the three major issues as well as the related issues that have been presented and are currently being considered by the Financial Accounting Standards Board (“FASB”) in its project regarding servicer discretion. Crystal River determined that the provisions identified are not unique to its transactions and that all are consistent with the issues being considered in the FASB’s project.
In response to a white paper submission as well as discussions among industry participants and others, the FASB agreed to address issues concerning servicer discretion in December 2005. They formed a working group consisting of the FASB staff and key representatives in industry, the Big 4, and regulatory agencies, including the OCC and SEC. This group met in February 2006, held a lengthy discussion on the issues, and agreed to assist the FASB in developing guidance around the application of the provisions under SFAS 140. In addition, it is expected that the Commercial Mortgage Securitization Association (“CMSA”) may soon provide a white paper expanding on their views about these same issues to the FASB. It is Crystal River’s understanding that the deliberations by the FASB and potentially its working group will continue into 2006. There currently is no indication that final resolutions and/or guidance is expected in the near term. However, Crystal River plans to continue to disclose how it has considered these issues in its filings, as it has done in the past, subject to any clarifications ultimately deemed appropriate as a result of the Staff’s input and developing events.
Crystal River Capital, Inc. is a new company and most of its investments are in relatively new transactions formed predominantly from mortgages originated in 2005. Due to the unseasoned nature of the collateral, very few of the provisions outlined below have been exercised by the respective trusts’ servicers. However, the parent company of Crystal River’s investment manager, Hyperion Brookfield Asset Management (“Hyperion Brookfield”), has extensive prior experience dealing with similar transactions and the related issues. Crystal River has relied on that experience in outlining below several examples of how servicer discretion has been exercised.
Specifically, Crystal River identified the following three issues that are present in the majority of its junior tranche trust agreements that correspond to the three major issues presented to the FASB:
1.	Discretion About Whether to Permit Substitution of Collateral by the Borrower:
In all of the CMBS junior tranche transactions in which Crystal River has invested, the Master Servicer has discretion in allowing the borrower to substitute the mortgaged property with another property which meets various conditions. Some of those conditions involve operating income covenants and rating agency approval.
Based on the experience of Hyperion Brookfield, Crystal River has seen instances of the servicer exercising this right and removing the lien from the original property and placing it on another property. For example, three of ten smaller properties (hotels) in a borrower’s loan portfolio were replaced with one larger property (hotel) to help diversify the geographic exposure of the borrower’s portfolio.
As an example, below is an excerpt from a Pooling and Servicing Agreement which outlines this discretion:
“(vi) neither the Master Servicer nor the Special Servicer shall, with respect to a Mortgage Loan or Serviced B Note, other than a Specially Serviced Mortgage Loan, release or substitute any collateral securing an outstanding Mortgage Loan or Serviced B Note except as provided in Sections 3.08 and 3.09(d) and except in the case of a release where (A) the use of the collateral to be released will not, in the Master Servicer’s or Special Servicer’s, as the case may be, good faith and reasonable judgment, materially and adversely affect the Net Operating Income being generated by or the use of the related Mortgaged Property, (B)...”
2.	Discretion About Whether to Permit Assumption of the Mortgage Upon Sale of the Property (Waiver of “Due on Sale” Clauses):
When an underlying property collateralizing a mortgage loan is sold, typically the loan agreement provides that the loan maturity accelerates and becomes immediately due along with any prepayment penalties or yield maintenance amounts. All of the CMBS junior tranche investments in which Crystal River has invested contained provisions that permitted the servicer discretion over whether or not to waive this “due on sale” clause in the loan agreements to force the loan to be prepaid or to allow the new owner to assume the existing mortgage.
In some of the transactions in which Hyperion Brookfield has invested previously, servicers have waived the “due on sale” clause in mortgages and allowed the new owner to assume the existing mortgage.
As an example, below is an excerpt from a Pooling and Servicing Agreement which outlines this discretion:
“As to each Mortgage Loan (other than a Non-Serviced Mortgage Loan) and each Serviced B Note which contains a provision in the nature of a “due-on-sale” clause, which by its terms:

(i) provides that such Mortgage Loan or Serviced B Note shall (or may at the mortgagee’s option) become due and payable upon the sale or other transfer of an interest in the related Mortgaged Property or interest in the related Mortgagor; or

(ii) provides that such Mortgage Loan or Serviced B Note may not be assumed without the consent of the mortgagee in connection with any such sale or other transfer, then, subject to Sections 3.08(c), 3.24, 3.28, 3.31, 3.32 and 3.33 the Special Servicer, on behalf of the Trustee as the mortgagee of record, shall exercise (or, subject to Section 3.21(a)(iv), waive its right to exercise) any right it may have with respect to such Mortgage Loan or Serviced B Note (x) to accelerate the payments thereon, or (y) to withhold its consent to any such sale or other transfer, in a manner consistent with the Servicing Standard.”
3.	The Degree of Discretion Permitted After Foreclosure About Matters Related to Operating, Marketing and Ultimately Selling the Property:
In certain CMBS and RMBS transactions, when a servicer forecloses and takes possession of a property there are not strict guidelines that govern the amount of time in which the servicer must sell the foreclosed property (other than the REMIC rule limitations of three years for REMIC transactions, however there are even exemptions to these rules). Most of the CMBS Pooling and Servicing Agreements Crystal River reviewed dictated that the primary concern for the servicer was to maximize proceeds (or minimize losses) to the trust in any liquidation. It should be noted that it is typically believed that a more timely disposal of property results in proceeds being maximized (losses being minimized). However, in the transaction documents, the servicer was not specifically required by the documents to focus on a timely disposition.
In some of the transactions in which Hyperion Brookfield has invested previously, they have seen cases in which the servicer held and operated REO property for over 2 years as it was deemed necessary to achieve a higher recovery amount.
As an example, below is an excerpt from a Pooling and Servicing Agreement which outlines this discretion:
“The Special Servicer shall use reasonable efforts to solicit offers for each REO Property on behalf of the Certificateholders (and with respect to any Serviced Whole Loan, the Certificateholders and, to the extent applicable, any related Serviced B Note Holders) in such manner as will be reasonably likely to realize a fair price within the time period specified by Section 3.16(a). The Special Servicer shall accept the first (and, if multiple offers are contemporaneously received, highest) cash offer received from any Person that constitutes a fair price for such REO Property. ...”

In addition to the three major issues listed above, Crystal River identified the following other issues which exist in a significant number of its junior tranche trust agreements that are consistent with certain specific related issues being considered by the FASB’s project:
1.	Discretion About Whether to Permit Loan Extensions and/or Modifications:
Loan Extension:
Many of the CMBS transaction documents Crystal River reviewed contained provisions which granted the servicer discretion over whether or not to grant an extension of the loan’s maturity, typically for up to two years. Hyperion Brookfield has seen many examples of loan extensions where the borrower has requested more time in order to secure the financing necessary to pay off the existing mortgage. These types of extensions are almost always granted by the servicer in the normal course of business because of the complexity associated with refinancing certain properties.
As an example, below is an excerpt from a Pooling and Servicing Agreement which outlines this discretion:
“(iii) neither the Master Servicer nor the Special Servicer may extend the Stated Maturity Date of any Mortgage Loan or Serviced B Note beyond the date that is two years prior to the Rated Final Distribution Date and, in the case of any Mortgage Loan or Serviced B Note that is secured solely by a Ground Lease, the Master Servicer or the Special Servicer, as the case may be, shall give due consideration to the remaining term of such Ground Lease prior to extending the Stated Maturity Date of the Mortgage Loan or Serviced B Note”
Loan Modification:
In CMBS transactions the documents provide the servicer with discretion to modify certain terms of underlying mortgage loans. Within limits, the servicer is permitted to modify terms of a defaulted loan to reduce or forgive amounts owed to the trust by the borrower. This would include modifications to principal, accrued interest, prepayment premiums, or yield maintenance charges.
Hyperion Brookfield has seen examples of the servicer forgiving various amounts due to the trust in order to facilitate the workout of a defaulted asset. These modifications to the terms of the loan have in some cases led to noteholder lawsuits against the servicer who was accused of mishandling the management of the trust.
As an example, below is an excerpt from a Pooling and Servicing Agreement which outlines this discretion:

“(d) Notwithstanding Section 3.20(c), but subject to the third paragraph of this Section 3.20(d), and the rights of the Controlling Class Representative and the rights (if any) of a Companion Holder pursuant to the related Intercreditor Agreement, the Special Servicer may (i) reduce the amounts owing under any Specially Serviced Mortgage Loan by forgiving principal, accrued interest or any Prepayment Premium or Yield Maintenance Charge, (ii) reduce the amount of the Periodic Payment on any Specially Serviced Mortgage Loan, including by way of a reduction in the related Mortgage Rate, (iii) forbear in the enforcement of any right granted under any Mortgage Note or Mortgage relating to a Specially Serviced Mortgage Loan, (iv) extend the maturity date of any Specially Serviced Mortgage Loan, or (v) accept a Principal Prepayment on any Specially Serviced Mortgage Loan during any Lockout Period...”
2.	Discretion About Whether to Permit Loan Defeasance:
As most commercial mortgage loans are not prepayable, a defeasance process allows a borrower to remove the mortgage lien from a property by creating a trust and transferring marketable securities of equal or greater value to the respective mortgage principal and interest payments. The payments from the securities would then be the primary source of funds for repayment and the lender may decide to accept this collateral and release the lien.
In certain transaction documents, the servicer has the discretion to accept or reject a defeasance proposal from a borrower. This may include the discretion to accept the proposal even when the underlying mortgage loan contains no provision for defeasement. There are typically many conditions which must be met in order for the defeasance of a loan to be allowed, but the servicer has discretion over whether to grant this request to the borrower.
As an example, below is an excerpt from a Pooling and Servicing Agreement which outlines this discretion:
“(d) With respect to any Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced B Note which permits release of Mortgaged Properties through a Defeasance Option, the Master Servicer shall, to the extent consistent with and permitted by the applicable Mortgage Loan document, permit (or, if the terms of such Mortgage Loan or Serviced B Note permit the lender to require defeasance, the Master Servicer shall require) the exercise of such Defeasance Option on any Due Date occurring more than two years after the Startup Day (the “Release Date”), subject to the following conditions:”

As an example, the following conditions are generally required to be met, though there are typically many more:
•	The loan must be current

•	The borrower is responsible for all costs associated with the defeasance

•	Defeasance collateral must mimic all future required payments of the existing mortgage

•	Trust must have an opinion of counsel that they have a first priority security interest
3.	Discretion About Whether to Permit Modification/Workout of Loans Prior to Actual Default (“Imminent Default”)
Some CMBS transaction documents permit the servicer to modify the terms of the mortgage loan for a loan which is not yet in default. The Pooling and Servicing Agreement does not specifically define what an “Imminent Default” mortgage loan is, but it is generally understood to refer to a loan that is still current with its payments, but has suffered some type of adverse shock, such as the loss of a material tenant, which is expected to force the borrower into default within a short timeframe. The servicer recognizes this and is willing to accept a short payoff, an amount less than the outstanding mortgage balance, or make other accommodations in order to maximize the proceeds (minimize the losses) to the trust. There is significant discretion given to the servicer in their classification of a loan as an “Imminent Default”.
As an example, below is an excerpt from a Pooling and Servicing Agreement which outlines this discretion:
“A Mortgaged Property acquired by the Special Servicer on behalf and in the name of the Trustee for the benefit of the Certificateholders (and, in the case of the Mortgaged Property securing a Serviced Whole Loan, for the benefit of the Certificateholders and, to the extent applicable, any related Serviced B Note Holders) through foreclosure, acceptance of a deed-in-lieu of foreclosure or otherwise in accordance with applicable law in connection with the default or imminent default of a Mortgage Loan (other than the Non-Serviced Mortgage Loans).”
Repurchase Agreements, page 72
Comment 15. Please describe the nature and terms of your repurchase agreements whereby you finance the purchase of securities from a counterparty through a repurchase agreement with the same counterparty. In this regard, please also explain the terms and conditions of the repurchasing obligation that you and the transferor are subject to. Finally, please further explain the uncertainties in your conclusion as to whether the securities purchased have been legally isolated from the transferor.
Crystal River has entered into master repurchase agreements with various counterparties. The master repurchase agreements to which Crystal River is a party are all industry standard agreements generated by The Bond Market Association or The Bond Market Trade Association, and contain standard terms and conditions. In certain cases, Crystal River purchases an asset from a particular counterparty and finances it simultaneously with the same counterparty or an affiliate thereof. In such a financing, the acquisition may settle simultaneously with the financing, in which case, the difference between the acquisition price and the amount borrowed will be paid from/to the counterparty to settle the transaction. For example, if Crystal River acquires an asset for $10.0 million, it may finance such acquisition by borrowing $9.5 million under one of its master repurchase facilities at an assumed interest rate of 5.00%. In this example, at closing, the counterparty would receive the asset (as collateral for Crystal River’s obligations under the repurchase facility) and Crystal River would pay $0.5 million to the seller. Under the terms of the master repurchase agreement in this example, Crystal River will be deemed to have sold the asset to the counterparty for $9.5 million and agreed to repurchase the asset at the end of the term for $9.5 million, plus interest.
The nature of these master repurchase agreements provides short term financing for Crystal River. In general, a master repurchase agreement has terms that are for a certain time period (30 to 90 days) and bears interest at a negotiated rate that is a function of the LIBOR rate. At maturity in the example noted above, Crystal River would be required to pay any interest due on the amount borrowed and the counterparty would be required to deliver the financed security to Crystal River in consideration of the payment of the $9.5 million purchase price or the parties would be required to arrange to extend, or “roll over”, the financing for a period of time. To the extent Crystal River makes a decision to roll over the repurchase agreement with the counterparty, such decision is based on market conditions at that time. Market conditions that are evaluated by Crystal River when it makes a decision on whether to roll over the repurchase agreement with the same counterparty or to enter into a new repurchase agreement with another counterparty include the term, interest rate and collateral requirements.
In certain circumstances, Crystal River finances the purchase of securities from counterparties through a repurchase agreement with the same counterparty pursuant to which it pledges the purchased securities. Currently, Crystal River records the acquisition of these securities as assets and the related borrowings under the repurchase agreements as financing liabilities on its consolidated balance sheet with changes in the fair value of the securities being recorded as a component of other comprehensive income in its stockholders’ equity. As of December 31, 2005, Crystal River had 27 repurchase agreements that were outstanding, totaling approximately $672.6 million or 33.7% of its total repurchase obligations at December 31, 2005, with the same counterparty from whom it initially purchased the securities.

Crystal River believes that it has properly recorded the purchase of securities as an asset and the corresponding repurchase obligation as a liability on its December 31, 2005 consolidated financial statements. Crystal River believes that its accounting for all repurchase obligations is consistent with the provisions of SFAS 140 paragraph 9(c)(1), which provides that repurchase obligations should be accounted for as borrowings with a pledge of collateral. Crystal River believes that SFAS 140 paragraph 9(a) regarding legal isolation must also be met. Crystal River believes that the criteria in 9(a) is met because the repurchase obligation is full recourse to the assets of Crystal River, which supports the conclusion that the repurchase counterparty has no continuing involvement in the securities purchased. Crystal River believes that the terms (including recourse provisions) of all of their repurchase obligations (regardless of whether the purchased securities were seller-financed) are standard market terms to those agreements and accordingly there should not be a different accounting treatment whether Crystal River enters into a repurchase obligation with a third party or the original seller of the securities. Please refer to Note 5 of Crystal River’s consolidated financial statements for a discussion of the accounting implications of its repurchase transactions.
However, it has come to the attention of Crystal River and other market participants, as well as Crystal River’s repurchase agreement counterparties that emerging, alternative views and interpretations of SFAS 140 may be considered by the Financial Accounting Standards Board (the “FASB”). Depending upon the outcome of these discussions among the standard setters, a different accounting treatment for such transactions may be required. Under these emerging interpretations of SFAS 140, transactions in which Crystal River acquires securities from a counterparty that are financed through a repurchase agreement with the same counterparty may not result in the same accounting conclusion as those repurchase agreements entered into with third parties. As noted by the Emerging Issues Task Force Agenda Committee held on March 7, 2006, a decision was deferred on this potential accounting issue subject to the FASB adding this issue to its agenda in order to provide further guidance. Crystal River will continue to monitor the status of the FASB’s deliberations and will provide appropriate disclosure in its consolidated financial statements. It should be noted that Crystal River may decide to substitute collateral under existing repurchase agreements and/or to enter into new repurchase agreements with counterparties other than the seller. To the extent these actions are taken, the accounting for the agreements would not be impacted by the FASB’s resulting decisions going forward.
Expenses, page 78
Comment 16. We note your response to comment no. 58. Please describe any limits on the expenses you will have to reimburse to the Manager in the event Hyperion allocates expenses to the Manager. In particular, please discuss any contractual limitations on reimbursement or approvals of your board relating to amounts to be reimbursed. Please also disclose whether the manager may increase the amounts to be reimbursed in any quarter to reflect the election to forgo such reimbursements in a prior period.
Crystal River has revised the discussion of its obligation to reimburse its manager for third party expenses to indicate that (i) there are no contractual limitations on reimbursement for third party expenses, (ii) Crystal River’s manager may incur such expenses consistent with the grant of authority provided pursuant to the management agreement without any additional approval of Crystal River’s board of directors being required and (iii) the manager may defer Crystal River’s reimbursement obligation from any quarter to a future period; provided, however, that Crystal River will record any necessary accrual for any such reimbursement obligations when required by generally accepted accounting principles, and that the Manager will promptly invoice Crystal River for such reimbursements consistent with sound financial accounting policies. See page 79 of the Amendment.
Contractual Obligations and Commitments, page 80
Comment 17. We note your response to comment no. 59 and the revised disclosure on page 81 that some of your master repurchase agreements contain negative covenants requiring you to maintain certain levels of net asset value, tangible net worth and available funds and comply with interest coverage ratios, leverage ratios and distribution limitations. Please expand your disclosure to quantify these levels of net asset value, tangible net worth and available funds. In addition, please quantify the interest coverage ratios, leverage ratios and distribution limitations.
Crystal River has expanded the disclosure relating to the negative covenants in its master repurchase agreements to disclose the following:
The master repurchase agreement with Banc of America Securities LLC contains a restrictive covenant that requires Crystal River’s net asset value to be no less than the higher of:
•	the NAV Floor (defined below) and

•	50% of Crystal River’s net asset value as of December 31 of the prior year.
For 2006, the “NAV Floor” is $250.0 million. For all future periods, the NAV Floor is equal to the higher of
•	the NAV Floor and

•	50% of Crystal River’s net asset value,
in each case as of December 31 of the prior year.
Crystal River’s master repurchase agreements with Credit Suisse First Boston, LLC and Credit Suisse First Boston, (Europe) Limited each contain a restrictive covenant that would trigger an event of default if Crystal River’s net asset value declines:
•	by 30% or more from the highest net asset value in the preceding 12-month period then ending,

•	by 20% or more from the highest net asset value in the preceding three-month period then ending,

•	by 15% or more from the highest net asset value in the preceding one-month period then ending, or

•	by 50% or more from the highest net asset value since the date of the master repurchase agreement or, if Crystal River or its Manager receive redemption notices that will result in a net asset value drop to the foregoing levels or below $175.0 million.
Crystal River’s master repurchase agreement with Wachovia Bank, National Association contains the following restrictive covenants:
•	Crystal River may not permit the ratio of the sum of adjusted EBITDA (as defined in the master repurchase agreement) to interest expense to be less than 1.25 to 1.00.

•	Crystal River may not permit its debt to equity ratio to be greater than 10:1.

•	Crystal River may not declare or make any payment on account of, or set apart assets for, a sinking or other analogous fund for the purchase, redemption, defeasance, retirement or other acquisition of any of its equity interests, or make any other distribution in respect thereof, either directly or indirectly, whether in cash or property or in its obligations, except, so long as there is no default, event of default or “Margin Deficit” that has occurred and is continuing. Crystal River may (i) make such payments solely to the extent necessary to preserve its status as a REIT and (ii) make additional payments in an amount equal to 100% of FFO. A margin deficit occurs when the aggregate market value of all the purchased securities subject to all repurchase transactions in which a party is acting as buyer is less than the buyer’s margin amount for all transactions, which is the amount obtained by application of the buyer’s margin percentage to the repurchase price. The margin percentage is a percentage agreed to by the buyer and seller or the percentage obtained by dividing the market value of the purchased securities on the purchase date by the purchase price on the purchase date.

•	Crystal River’s tangible net worth may not be less than the sum of $300,000,000 plus the proceeds from all equity issuances, net of investment banking fees, legal fees, accountants’ fees, underwriting discounts and commissions and other customary fees and expenses that it actually incurs.

•	Crystal River may not permit the amount of its cash and cash equivalents at any time to be less than $10.0 million during the first year following the closing date of the master repurchase agreement or less than $15.0 million after the first year following the closing date, in either case after giving effect to any requested repurchase transaction.
See pages 82-83 of the Amendment.

Business, page 90
Investment Strategy, page 97
Comment 18. We note your response to comment no. 66 and the revised disclosure. We continue to believe that you should quantify the portion of mezzanine and construction loans that you have originated to date, and we reissue that portion of the comment.
Crystal River has revised its disclosure to separately quantify the portion of mezzanine and construction loans that it has originated to date. See page 105 of the Amendment.
Hyperion Capital’s Historical Performance, page 107
Comment 19. Please include an introductory paragraph that explains the relationship between the historical performance presented and/or your current portfolio and business strategy.
The initial paragraph in the captioned section indicates as follows:
“The following table sets forth Hyperion Brookfield’s historical investment performance with respect to its assets under management in its Enhanced MBS and high yield CMBS categories. These asset classes are those in which Hyperion Brookfield invests that are similar in nature to the assets in which we currently invest and intend to continue to invest.” Crystal River has added the disclosure that as of December 31, 2005, Enhanced MBS and high yield CMBS comprised 15% of Hyperion Brookfield’s assets under management and over 27.8% of Crystal River’s investment portfolio, or 77.9% of Crystal River’s non-Agency Adjustable RMBS portfolio as of that date. See page 110 of the Amendment.
Comment 20. Please clarify that the data provided relates only to a small percentage of your manager’s AUM. Please also clarify the meaning of “representative sample of accounts” in the last paragraph on page 108.
Crystal River has revised the disclosure to clarify that the data provided relates only to the 9% of Hyperion Brookfield’s AUM that is invested consistent with Crystal River’s investment strategy. See page 110 of the Amendment. Crystal River also has revised the disclosure to replace the term “representative sample of accounts” with the phrase “composite of its accounts managed in a particular investment strategy” to indicate that the data provided represents all of Hyperion Brookfield’s experience in a particular investment strategy. See page 110 of the Amendment.
Our Financing Strategy, page 115
Our Hedging and Interest Rate Risk Management Strategy, page 118
Comment 21. We note your response comment no. 71 and the revised disclosure. Please expand your disclosure on page 120 to explain what you mean by an “inefficient hedge.”

Crystal River has revised the disclosure to explain what is meant by the term “inefficient hedge.” See page 122 of the Amendment.
Principal Stockholders, page 150
Comment 22. We note your response to comment no. 76. We continue to believe that you should identify the natural persons controlling the shares held by Third Avenue Management, LLC and Brascan Asset Management, Inc. Please revise accordingly.
Crystal River has determined that its former sub-advisor, Brascan Asset Management, Inc. did not purchase any shares of its common stock in the March 2005 offering and accordingly, has deleted its voluntary disclosure of such entity on the Principal Stockholders table. See page 153 of the Amendment. Crystal River has implemented the Staff’s comment with respect to Third Avenue Management, LLC. See pages 153-154 of the Amendment.
Financial Statements, page F-1
Comment 23. Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.
Crystal River has replaced the financial statements contained in the F-pages of Amendment No. 1 to the Primary Form S-11 with audited financial statements as of and for the period ended December 31, 2005. See pages F-1 through F-32 of the Amendment.
Once the review of Crystal River’s financial statements as of and for the three months ending March 31, 2005 has been completed, Crystal River will file an amendment to the Primary Form S-11 that includes such unaudited financial statements and a revised “Summary Historical Consolidated Financial Information,” “Selected Historical Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections.
Part II. Information Not Required in Prospectus
Exhibit 5.1 Legal Opinion
Comment 24. We note the statement on page 3 that: “This opinion is being furnished to you for your submission to the Commission as an exhibit to the Registration Statement and, accordingly, may not be relied upon by, quoted in any manner to, or delivered to any other person or entity (other than Paul, Hastings, Janofsky & Walker LLP, counsel to the company, in connection with its opinion of even date herewith), without, in each instance, our prior written consent.” Please note that language that serves to limit or implies that the opinion is only for the benefit of the registrant is not acceptable. Investors must be able to rely on the opinion. Please revise accordingly.
Venable LLP has confirmed to Crystal River that in the opinion that Venable will deliver to Crystal River, which will be filed as exhibit 5.1 to an amendment to the S-11 prior to effectiveness, such paragraph will be revised to read as follows:

“This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.”
Exhibit 8.1 Tax Opinion
Comment 25. Please refer to page 1 and the references to the representations made by the company relating to the organization and actual and proposed operation of the company. Please revise to clarify that counsel has assumed only “factual” representations of the company or its management.
Paul, Hastings, Janofsky & Walker LLP has revised its draft opinion, a copy of which is attached hereto as Exhibit A, to clarify that counsel has assumed only “factual” representations of Crystal River and its management. See Exhibit A hereto.

EXHIBIT A
DRAFT TAX OPINION

, 2006	58278.00002
Crystal River Capital, Inc.
c/o Hyperion Capital Management, Inc.
One Liberty Plaza, 165 Broadway, 36th Floor
New York, New York 10006

Re:	Status as a Real Estate Investment Trust (“REIT”); Information in the Registration Statement under “Certain United States Federal Tax Considerations”
Dear Ladies and Gentlemen:
In connection with the filing of a Registration Statement on Form S-11 with the Securities and Exchange Commission on the date hereof (the “Registration Statement”) by Crystal River Capital, Inc., a Maryland corporation (the “Company”), you have requested our opinions concerning (i) the qualification and taxation of the Company as a REIT; and (ii) the information in the Registration Statement under the heading “Federal Income Tax Consequences of Our Qualification as a REIT.”
In formulating our opinions, we have reviewed and relied upon the Registration Statement, such other documents and information provided by you, and such applicable provisions of law as we have considered necessary or desirable for purposes of the opinions expressed herein.
In addition, we have relied upon certain factual representations made by the Company relating to the organization and actual and proposed operation of the Company. For purposes of our opinions, we have not made an independent investigation of the facts set forth in such documents, representations from the Company or the Registration Statement. We have, consequently, relied upon your representations that the information presented in such documents or otherwise furnished to us accurately and completely describes all material facts.
In rendering these opinions, we have assumed that the transactions contemplated by the foregoing documents will be consummated in accordance with the operative documents, and that such documents accurately reflect the material facts of such transactions. In addition, the opinions are based on the correctness of the following specific assumptions: the Company has operated and will continue to be operated in the manner described in its organizational documents and in the Registration Statement, and all terms and provisions of such agreements and documents have been and will continue to be complied with by all parties thereto.
Our opinions expressed herein are based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder, and the interpretations of the Code and such regulations by the courts and the Internal Revenue Service, all as they are in effect and exist at the date of this letter. It should be noted that statutes, regulations, judicial decisions and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A change that is made after the date hereof in any of the foregoing bases for our opinions could adversely affect our conclusions.

Crystal River Capital, Inc.
                                        , 2006

Based upon and subject to the foregoing, it is our opinion that:
1. Commencing with the Company’s taxable year ending December 31, 2005, the Company has been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and the Company’s actual and proposed method of operation, as described in the Registration Statement and as represented by the Company, has enabled it and will continue to enable it to meet the requirements for qualification and taxation as a REIT under the Code.
2. The information in the Registration Statement under the heading “Federal Income Tax Consequences of Our Qualification as a REIT,” to the extent that it constitutes matters of law or legal conclusions, has been reviewed by us and is a fair and accurate summary of the material U.S. Federal tax considerations relevant to potential investors.
Other than as expressly stated above, we express no opinion on any issue relating to the Company or to any investment therein.
We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein and under the caption “Federal Income Tax Consequences of Our Qualification as a REIT” in the Registration Statement.
Very truly yours,